UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Axonyx Inc.
________________________________________________________________________________
(Name of Issuer)

Common Stock
________________________________________________________________________________
(Title of Class of Securities)

05461R101
________________________________________________________________________________
(CUSIP Number)

February 8, 2005
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

  Rule13d-1(b)
  Rule13d-1(c)
  Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05461R101	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Versant Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 05461R101	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Herriot Tabuteau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 05461R101	13G	Page 4 of 8 Pages

Explanatory Note: This Amendment No. 2 amends the Schedule 13G, as amended (the “Original Schedule 13G”) previously filed with respect to the Common Stock (as defined below) of Axonyx Inc. This Amendment No. 2 updates the disclosure in the Original Schedule 13G.

ITEM 1(a).	Name of Issuer: Axonyx Inc.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices: 825 Third Avenue, 40th Floor New York, New York 10022

ITEM 2(a).	Name of Person Filing: Versant Capital Management LLC Herriot Tabuteau

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:

 Versant Capital Management LLC
 45 Rockefeller Plaza
 Suite 2074
 New York, New York 10111

 Herriot Tabuteau
 c/o Versant Capital Management LLC
 45 Rockefeller Plaza
 Suite 2074
New York, New York 10111

ITEM 2(c).	Citizenship: See Item 4 of cover pages.

ITEM 2(d).	Title of Class of Securities: Common Stock, $.001 par value per share (the “Common Stock”).

ITEM 2(e).	CUSIP Number: 05461R 10 1

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) (b) (c) (d) (e)

        Broker or Dealer registered under Section 15 of the Exchange Act.
        Bank as defined in section 3(a)(6) of the Exchange Act.
        Insurance Company as defined in section 3(a)(19) of the Exchange Act.
        Investment Company registered under section 8 of the Investment Company Act.
        An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 05461R101	13G	Page 5 of 8 Pages

(f) (g) (h) (i) (j)

        An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
        A church plan that is excluded from the definition of an investment company under section 3(c)(14)
        of the Investment Company Act;
        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 05461R101	13G	Page 6 of 8 Pages

ITEM 4.	Ownership.
(a) (b) (c)

  Amount beneficially owned:

  Neither Versant Capital Management LLC nor Herriot Tabuteau own any shares of
  Common Stock at the date of this Amendment No. 2.
  Percent of class:

  0%.

  Number of shares as to which each such person has:
  (i)    Sole power to vote or direct the vote:
          See Item 5 of cover pages.
  (ii)   Shared power to vote or direct the vote:
          See Item 6 of cover pages.
  (iii)  Sole power to dispose or to direct the disposition of:
          See Item 7 of cover pages.
  (iv)  Shared power to dispose or to direct the disposition of:
          See Item 8 of cover pages.

ITEM 5.	Ownership of Five Percent or Less of a Class.
 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent HoldingCompany. Not Applicable.
ITEM 8.	Identification and Classification of Members of the Group. Not Applicable.
ITEM 9.	Notice of Dissolution of Group. Not Applicable.
ITEM 10.	Certification
 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05461R101	13G	Page 7 of 8 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005 (Date)
VERSANT CAPITAL MANAGEMENT LLC

By: /s/ Herriot Tabuteau Name: Herriot Tabuteau Title: Managing Member /s/ Herriot Tabuteau Herriot Tabuteau

CUSIP No. 05461R101	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.001 par value, of Axonyx Inc. and that this Joint Filing Agreement be included as an exhibit to such statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 9, 2005.

VERSANT CAPITAL MANAGEMENT LLC
By: /s/ Herriot Tabuteau Name: Herriot Tabuteau Title: Managing Member /s/ Herriot Tabuteau Herriot Tabuteau